Exhibit 99.1

EpicQuest Education Group International Ltd. Announces
First Half Fiscal Year 2023 Financial Results and Operations Update

MIDDLETOWN, Ohio, July 14, 2023 /PRNewswire/ -- EpicQuest Education Group International Limited (NASDAQ: EEIQ), (“EpicQuest Education”, “EEIQ” or the “Company”), a provider of comprehensive education solutions for domestic and international students seeking college and university degrees in the US, Canada and the UK, today announced its first half financial results for the six months ended March 31, 2023 and an operations update.

“Our operations provide a diversified revenue stream from our two owned and operated colleges as well from our recruiting relationships. We believe that EEIQ’s educational niche provides practical educational programming that meaningfully connects to students who see our programs as an effective way to reach their career goals. However, the effects of the global Covid-19 pandemic severely hampered our recruiting activities in the year-ago period which, coupled with a heightened wave of the pandemic in China from November 2022 to February 2023, caused substantially lower foreign student in-person attendance at our US campuses, and resulted in an operating loss in the current period.”

However, our costs decreased for the first six months of fiscal 2023 as compared to the year-ago period due to operational synergies, which resulted in an increase in our gross margin. With the worst of the pandemic expected to be behind us, we believe that our strong recruiting efforts and a normalized learning environment will result in improved top line results going forward, while cost synergies across our operations could continue to enhance our gross margin,” continued CEO Jianbo Zhang.

“Our two acquired colleges, EduGlobal College and Davis College, have developed cross-border educational collaborations and created global academic programming designed to better serve our students’ needs and have diversified our student base, which steps taken together are expected to improve our operating metrics over time. We believe that an enriched international academic experience will help our students reach their full potential and better prepare them for fulfilling careers. Further, our recently executed five-year agreement with Miami University to recruit for the MU Regional Campuses’ English Language Center will continue to serve as a key cornerstone for our business. Our financial condition remains strong, and we plan to execute our international growth strategy through additional collaborations and by acquiring colleges that meet our growth criteria,” CEO Jianbo Zhang concluded.

First Half 2023 Financial Results Ended March 31, 2023

Revenues were $3.42 million for the first half of fiscal 2023 compared to $4.06 million for the same period of 2022, representing a decrease of $0.64 million, or 15.6%. The decrease in revenue was mainly due to the effects of the global Covid-19 pandemic having severely hampered our recruiting activities in the year-ago period, which coupled with a heightened wave of the pandemic in China from December 2022 to February 2023, caused lower foreign student in-person attendance at our US campuses.

Gross profit was $2.65 million for the first half of fiscal 2023 compared to $2.73 million for the same period of 2022, representing a decrease of $0.08 million, or 2.8%. The decrease was primarily due to the decrease in revenue offset by a 42.0% decrease in the cost of services attributable to operating efficiencies implemented across our operations. As a result, our gross margin increased to 77.5% for the first half ended March 31, 2023 from 67.3% for the same period of 2022.

Operating Expenses were $5.84 million for the first half of fiscal 2023 compared to $6.06 million for the same period of 2022, representing a decrease of $0.22 million, or 3.6%. The decrease was due to a 37.4% decrease in selling expenses to $0.47 million from $0.76 million in the same period of 2022 which was offset by a 1.3% increase in general and administrative expenses to $5.37 million from $5.30 million. General and administrative expenses were somewhat higher in both periods due to non-cash expenses attributable to share-based compensation granted to directors, officers and employees for retention purposes following the Company’s IPO in March of 2021, as well as professional fees that were primarily related to the Company’s two major acquisitions and expansion efforts.

Operating loss was $3.19 million for the first half of fiscal 2023 compared to an operating loss of $3.33 million for the same period of 2022. This was due to lower revenue in the current period, which was offset by the year-over-year decrease in direct and indirect expenses.

Income tax recovery was $0.16 million for the first half of fiscal 2023 as compared to income tax expense of $0.01 million for the same period of 2022.

Net loss was $3.00 million for the first half of fiscal 2023 compared to a net loss of $2.54 million for the same period of 2022, which was due to factors as discussed above.

Net Loss Per Basic and Diluted Share for the first half of fiscal 2023 was $0.24 compared to a net loss of $0.23 per basic and diluted share for the same period of 2022. The weighted average number of shares used in the computation of basic and diluted earnings per share for the first half of 2023 was 11,469,800 shares compared to 10,835,956 shares for basic and diluted earnings per share in the prior year period.

Financial Condition

As of March 31, 2023, the Company had $5.86 million in cash and cash equivalents, a decrease of $5.58 million or 48.8% as compared to $11.44 million as of September 30, 2022. As of March 31, 2023, working capital was $4.39 million (current assets minus current liabilities) and the current ratio (current assets divided by current liabilities) was 2.0, as compared to working capital of $8.01 million and a current ratio of 2.3 as of September 30, 2022. Stockholders’ equity as of March 31, 2023 was $11.64 million, a decrease of $3.46 million or 22.9% as compared to $15.10 million as of September 30, 2022.

Liquidity and Capital Resources

Net cash used in operating activities for the six months ended March 31, 2023 was $4.34 million as compared to $3.16 million for the six months ended March 31, 2022. This increase was primarily due to the changes in net income and other working capital balances. Changes in these balances are included in the changes in assets and liabilities presented in the consolidated statement of cash flows.

Net cash provided by investing activities was $0.56 million for the six months ended March 31, 2023 as compared to net cash used in investing activities of $0.18 million for the six months ended March 31, 2022. The net cash provided by investing activities for the six months ended March 31, 2023 was attributable to the purchase price allocation of acquiring 70% of the holding company of Davis College on December 1, 2022, when the change of control on Davis College became effective. For the six months ended March 31, 2022, we used $1.95 million in cash for business acquisitions, which was largely offset from proceeds resulting from the sale of property and equipment adjacent to the campuses of Miami University Regionals.

Net cash used in financing activities was $1.45 million for the six months ended March 31, 2023 as compared to net cash used in financing activities of $0.27 million for the six months ended March 31, 2022. For the six months ended March 31, 2023, we used $1.25 million in cash for a contractual share buyback, and for the six months ended March 31, 2022, we borrowed cash from related parties.

Operations Update

In March 2020, The World Health Organization declared the Covid-19 outbreak to be a global pandemic. The pandemic resulted in and continues to cause travel restrictions, related public health orders and economic uncertainties that affect the normal operations of many businesses, including our higher education company. The pandemic went through multiple waves, with the most recent surge occurring in the period from November 2022 to February 2023 in China – and which occurred during the Company’s first six months of its fiscal year ended March 31, 2023.

For the six months ended March 31, 2023, our indicators of recruitment and enrollment for the English Language Program at the Miami University (MU) Regional Campuses were adversely impacted as compared to those for the year-ago period as the impact from the Covid-19 pandemic caused deferred consequences in the educational service industry.

-	As of March 31, 2023, 100 students attended in-person classes in the English Language Program at the MU Regional Campuses, which was comprised of 79 students for the Fall 2022 term and 21 students for the Spring 2023 term; this compares to 142 students who attended the program online for the same two terms in the previous year.

Davis College showed promising results in its first year of the Company’s control.

-	As of March 31, 2023, for Davis College, 111 students were enrolled in the Winter Quarter (November 2023 - January 2023) and 99 students in the Spring Quarter (February 2023 - May 2023). The Company gained control over Davis College on December 1, 2022 via the conversion of the acquired holding company’s loan into shares of Davis College common stock.

We have made significant steps to execute upon our strategic plan to become an international service provider of higher learning by acquiring colleges around the globe and by developing cross-border educational relationships.

-	EEIQ operates and is a 70% owner of Davis College, a two-year career-training college located in Toledo, Ohio. Davis College offers career-training educational courses in business management, data science, nursing, electrical engineering, and other areas that most often lead to careers that are in high demand. In June 2023, its first Bachelor’s degree program, a Bachelor of Science in Business, was approved by the Higher Learning Commission (HLC). The HLC accreditation extends our academic programming beyond our two-associate degree programs and potentially opens the door for our offering additional four-year Bachelor’s degrees.

-	In addition, Davis College is internationalizing its academic programming internationally and fostering a global experience for its students by entering into MOUs (Memoranda of Understandings) for a variety of bilateral academic activities. As previously announced, we entered into ten MOUs that encompass institutions of higher learning in Malaysia, the Philippines, Singapore, Sri Lanka, China and the UK. We believe that several of these MOUs will translate into agreements that will contribute to the EEIQ’s mission of internationalization and increase student enrollment at Davis College.

To date, the Company’s internationalization efforts have resulted in a 26% increase in the enrollment of international students for the first three of its four annual quarters of the 2022 – 2023 academic year (Fall, Winter and Spring) as compared the same quarters in the 2021 – 2022 academic year, and the Company expects a significantly higher increase in the enrollment of international students for fiscal 2024. As an illustration, as previously announced, Davis College signed an agreement whereby students from Chongqing Technology and Business Institute (“CTBI”) will enroll in a joint Davis College and CTBI program. Per the agreement, a cohort of 46 students will enter the joint program at Davis College each year for three years beginning in September 2023, culminating in 96 CTBI students enrolling in the joint program at Davis College in September of 2025.

-	EEIQ operates and is the 100% owner of EduGlobal College, located in Vancouver, Canada, which provides English language programs for international students to help them to achieve baccalaureate and graduate programs at Canadian universities. EduGlobal College launched its pioneering pathway program with Algoma University, located in Sault Ste. Marie, Ontario, Canada, that establishes a seamless pathway for our students to earn transferable university credits and complete their baccalaureate degrees and graduate certificates. In June 2023, EduGlobal College launched a pathway program with Yorkville University, based in Toronto, Canada. The academic pathway with Yorkville University enhances our students’ choices as the pathway facilitates admission to their Bachelor’s degree program and the opportunity for EduGlobal students to transfer applicable course credits to Yorkville. EduGlobal College’s core mission is to attract a diverse student population from around the world and provide students with a well-rounded education that will enhance all areas of their personal and professional lives.

-	In May 2023, we entered into an agreement with Miami University to recruit international students residing outside of the US for admission to the English Language Center at the Miami University Regional Campuses. Our comprehensive ‘One-Stop’ services to international study abroad students include pick-up services, private housing, dining facilities, a gym, a student life center, safety guidance for freshmen, academic consulting, advice for further education, legal aid and medical escorting. The agreement is for five years as compared to the previous three-year agreements during the past decade, and it serves as a cornerstone for our business which we believe will help to propel us forward to fully implement our international plans.

As with other colleges and universities, we have adapted to the challenges that the Covid-19 pandemic has had on higher education. While we believe that in-person instruction and an on-campus social experience is best for our students, we believe that the new hybrid system of remote and in-person learning adopted by many colleges and universities will continue to evolve. Our creative approach to the currently modified education model is our development of numerous collaborations which include courses that can be taken both online and in-person from different countries and then applied as credit to programs while attending our schools in-person.

We believe that our current operations provide a diversified revenue stream that balances both our owned and operated colleges and our extensive recruiting relationships. We also believe that our educational niche provides practical educational programming that meaningfully connects to students who may not ordinarily pursue higher education but who see our programs as an effective way to reach their career goals. We believe that this positive and effective business model is a successful one for providing a solid return on investment for both our students as well as our shareholders.

Our strategic plan is to achieve sustainable growth through our strategy of internationalization. This refers to Davis College and EduGlobal College, our owned and operated colleges, as well as our recruiting relationship with Miami University. To achieve our strategic goals, we are focused on broadening our academic programming and diversifying and growing our student base. We believe that our strategy of internationalization, which also includes working collaborations around the world, brings out the very best in academia and student achievement.

About EpicQuest Education Group International Limited

EpicQuest Education Group International Limited (“EpicQuest Education” or the “Company”) provides comprehensive education solutions for domestic and international students seeking university and college degrees in the US, Canada and the UK. The Company owns and operates EduGlobal College, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company operates and is a 70% owner of Davis College, a career training college located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the Miami University Regional campuses, where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company is also a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the UK. For more information, please visit www.epicquesteducation.com/.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

EpicQuest Education Group International Limited
+1 513-649-8350
info@epicquesteducation.com

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

FINANCIAL TABLES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2023 and SEPTEMBER 30, 2022

(US$, except share data and per share data, or otherwise noted)

	March 31, 2023	September 30, 2022
	US$	US$
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	5,862,460	11,443,059
Restricted cash	338,712	-
Receivables, net	331,179	47,639
Prepaid expenses	1,431,012	946,299
Inventory	36,365	-
Notes receivable	-	485,000
Income tax receivable	787,086	1,147,213
Total current assets	8,786,814	14,069,210
Non-current assets
Property and equipment, net	2,210,933	2,205,084
Long term investment	-	5,086,413
Deferred income tax assets	578,919	411,934
Right-of-use assets	1,308,503	976,404
Intangible assets	2,226,609	398,794
Goodwill	4,522,586	854,887
Total assets	19,634,364	24,002,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	2,108,462	2,120,660
Student deposits	52,040	46,040
Due to related party	140,000	140,000
Lease liabilities – current	636,126	461,161
Deferred revenue	1,459,886	3,286,350
Total current liabilities	4,396,513	6,054,211
Non-current liabilities
Lease liabilities – non current	760,799	561,897
Deferred income tax liabilities	490,184	107,674
Total liabilities	5,647,497	6,723,782

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 11,708,173 and 11,350,704 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively	18,585	18,017
Additional paid-in capital	17,220,527	17,526,546
Deficit	(5,567,784)	(2,416,788)
Accumulated other comprehensive loss	(33,093)	(28,939)
Total shareholders’ equity	11,638,235	15,098,836
Noncontrolling interests	2,348,632	2,180,108
Total liabilities and shareholders’ equity	19,634,364	24,002,726

EPICQUEST EDUCATION GROUP INTERNATIONAL ltd

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended	For The Six Months Ended
	March 31, 2023	March 31, 2022
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	3,420,669	4,055,213
Costs of services	769,619	1,327,308

Gross profit	2,651,050	2,727,905

Operating costs and expenses:
Selling expenses	474,169	757,969
General and administrative	5,367,085	5,299,119
Total operating costs and expenses	5,841,254	6,057,088

Income from operations	(3,190,204)	(3,329,183)

Other (income) expenses:
Other income	(1,655)	(797,411)
Interest income	(20,833)	-
Foreign exchange gain	(5)	(4,206)
Total other (income) expenses	(22,493)	(801,617)

Loss before provision for income taxes	(3,167,711)	(2,527,566)

Current income tax expense	8,553	-
Deferred income tax expense (recovery)	(172,975)	13,741
Income taxes expense (recovery)	(164,422)	13,741
	-	-
Net loss	(3,003,289)	(2,541,307)
Net loss attributable to noncontrolling interest	(305,928)	(57,782)
Net loss attributable to common stockholders	(2,697,361)	(2,483,525)
Foreign currency translation adjustment	(4,154)	(8,214)
Total Comprehensive loss	(3,007,443)	(2,549,521)

Basic & diluted net loss per share	$(0.24)	$(0.23)

Weighted average number of ordinary shares-basic and diluted	11,469,800	10,835,956

EPICQUEST EDUCATION GROUP INTERNATIONAL ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended March 31,	For The Six Months Ended March 31,
	2023	2022
	US$	US$
Cash Flows from Operating Activities:	(Unaudited)	(Unaudited)
Net loss	(3,003,289)	(2,541,307)
Adjustments for items not affecting cash:
Depreciation and amortization	163,863	111,597
Stock-based compensation expenses	900,877	2,629,603
Accretion of finance lease	3,546	-
Net (gain)/loss from disposal of fixed assets	-	(813,064)
Deferred income tax expense	(172,975)	13,740
Changes in operating assets and liabilities
Accounts receivable	235,640	150,110
Operating leases	(51,592)	11,070
Inventory	(16,350)	-
Prepaid expenses	(176,420)	178,295
Accounts payable & accrued liabilities	(225,407)	(618,187)
Deferred revenue	(2,364,570)	(2,267,475)
Income tax receivable	360,126	(9,768)
Student deposits	6,000	-
Net cash used in operating activities	(4,340,551)	(3,155,386)

Cash Flows from Investing Activities:
Purchase of property and equipment	(7,641)	(30,147)
Notes receivable	-	180,000
Due from related party	-	(296,199
Net cash acquired from (used for) business acquisitions	562,791	(1,954,145)
Proceeds from sale of property and equipment	-	1,920,861
Net cash provided by (used in) investing activities	555,330	(179,630)

Cash Flows from Financing Activities:
Proceeds borrowed from related parties	-	(269,893)
Repayment of lease liabilities	(15,001)	-
Share buyback	(1,250,007)	-
Acquisition of additional interest in subsidiary	(187,505)	-
Net cash used in financing activities	(1,452,513)	(269,893)

Effect of exchange rate change on cash	(4,153)	-
Net decrease in cash, cash equivalents and restricted cash	(5,241,887)	(3,604,909)
Cash, cash equivalents and restricted cash, beginning of period	11,443,059	16,537,174
Cash, cash equivalents and restricted cash, end of period	6,201,172	12,932,265

EPICQUEST EDUCATION GROUP INTERNATIONAL ltd

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED MARCH 31, 2023 AND 2022

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Accumulated other comprehensive loss	NCI	Deficit	Total equity
Balance as of September 30, 2022	11,350,704	18,017	17,526,546	-	(28,939)	2,180,108	(2,416,788)	17,278,944
Net loss					-	(305,928)	(2,697,361)	(3,003,289)
Share buyback	(201,614)	(320)	(1,249,687)	-	-	-	-	(1,250,007)
Share-based compensation	559,083	888	1,028,592	-	-	-	-	1,029,480
Stock option compensation	-	-	123,397	-	-	-	-	123,397
Acquisition of business	-	-	-	-	-	453,635	(453,635)	-
Acquisition of additional interest in subsidiary	-	-	(208,321)	-	-	20,817	-	(187,504)
Translation adjustment	-	-	-	-	(4,154)	-	-	(4,154)
Balance as of March 31, 2023 (unaudited)	11,708,173	18,585	17,220,527	-	(33,093)	2,348,632	(5,567,784)	13,986,867

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Accumulated other comprehensive loss	NCI	Retained earnings	Total equity
Balance as of September 30, 2021	10,412,843	16,528	11,464,979	(200,000)	-	-	3,654,441	14,935,948
Net loss					-	(57,782)	(2,483,525)	(2,541,307)
Share issued for acquisition	201,614	320	1,249,687	-	-	2,344,995	-	3,595,002
Share-based compensation	430,856	684	2,628,919	-	-	-	-	2,629,603
Translation adjustment	-	-	-	-	(8,214)	-	-	(8,214)
Balance as of March 31, 2022 (unaudited)	11,045,313	17,532	15,343,585	(200,000)	(8,214)	2,287,213	1,170,916	18,611,032

Source: EpicQuest Education Group International Limited

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